333-13226



Form 6-K

P.E. 6/30/02

**Securities and Exchange Commission**

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
Of the Securities Exchange Act of 1934



Report to Shareholders
For the quarter ended June 30, 2002

Rogers Wireless Communications Inc.
One Mount Pleasant Road
Toronto, Ontario M4Y 2Y5



Signature:

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

By________________________

Name: Bruce M. Mann

Title: Vice President, Investor Relations